

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-Mail
Billy M. Dodson
President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re: Ministry Partners Investment Company, LLC**
> **Registration Statement on Form S-1**
> **Filed June 24, 2011**
> **File No. 333-175144**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-04028-LA**

Dear Mr. Dodson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Calculation of Registration Fee Table

1.   Revise your document here, and through where applicable, to specify how the $75 million in Class A notes you are seeking to register will be allocated amongst the Fixed Series, Flex Series and Variable Series.

Prospectus Summary

The Offering, page 8

2.   We note that at March 31, 2011, you had cumulatively sold approximately $95.6 million of the $200 million Class A Notes and had approximately $47.7 million outstanding. In the summary, please explain why you are conducting this offering when you appear to have the ability to issue approximately $50 million in debt pursuant to other effective registration statements.

Risk Factors

To the Extent We Sell Our Secured Notes …, page 13

3.   Include in the subheading for this risk factor the approximate amount of senior secured notes you propose to offer within the next twelve months. We note that you indicate it may be "substantial."

Our Lending Activities

Our Monitoring of Our Loan Portfolio Performance

Delinquent Loans, page 51

4.   You indicate that "from time to time" you have restructured a mortgage loan in light of the borrower's circumstances and capabilities. Please tell us what facts and circumstances are taken into consideration by you when considering whether to restructure a loan and whether you have a written policy for restructuring loans.

Non-Performing Loans, page 51

5.   Please tell us whether, over the past two fiscal years, there have been any material changes to your policy with regards to how you treat non-performing loans.

Allowance for Loan Losses, page 53

6.   We note that in 2009 you added a factor relating to the portion of your loan portfolio that is held in a loan participation interest. Please tell us whether, since 2009, there have been any other material changes to your policies with regards to your allowance for loan losses.

Interim Financial Statements

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-6

7.	You disclose that the general component of the allowance for loan losses covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. You also disclose that since inception, you have never recorded a charge-off on our mortgage loan investments. As a result, you have no historical loss experience in assessing estimated credit losses. Please revise to provide additional granularity on how you quantify the credit risk associated with qualitative factors, including current economic conditions. Specifically disclose the qualitative loss factors used for each loan segment and discuss any changes/trends related to these loss factors during the periods presented.

Note 2. Related Party Transactions, page F-10

8.	You disclose that ECCU currently acts as the servicer for 125 out of 141 loans which represents $159.2 million in loan principal outstanding and charges a service fee of up to 288 basis points. You also disclose that you accrued but did not pay any loan servicing fees to ECCU for the three months ended March 31, 2011. Please revise this footnote and other appropriate portions of your document (e.g. related party disclosures) to discuss how the servicing fee is determined, disclose the amount of servicing costs for each period presented and disclose how that cost is presented in your income statement.

Note 3. Loans Receivable and Allowance for Loan Losses, page F-10

9.	We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider revising to provide comparative disclosure considering the significant benefit this information provides investors and the objective of the ASU.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-23

10.	Please revise to include the city and state of the audit firm that issued the report. Refer to Rule 2-02(a) of Regulation S-X.

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-30

11.	Please revise to provide additional information regarding how you determine that the uncollectibility of a loan is confirmed and should be charged-off. Specifically discuss the triggering events or other facts and circumstances that will cause you to charge-off a loan. We note your disclosure on page F-11 that as of March 31, 2011, you have four loans totaling $9.2 million that are in foreclosure proceedings and have a reserve of $2.0 million.

12.   Please revise to explicitly disclose which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Note 2. Related Party Transactions, page F-34

13.   You disclose that you paid loan servicing fees to ECCU of $36.3 and $593.3 thousand in the years ended December 31, 2010 and 2009, respectively. Please revise to discuss the underlying causes of this trend, whether you expect it to continue and how it will likely impact your future financial results.

Part II

Recent Sales of Unregistered Securities, Part II, Page 1

14.   Please clarify whether any of the unregistered sales you list in this section were made in reliance upon Rule 506 of Regulation D.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibits, page 75

Exhibits 31.1 and 31.2

15.   Please tell us why you have "intentionally omitted" section 4(b) of the 302 certifications of Exhibits 31.1 and 31.2. You are required to include the complete 302 certification pursuant to Item 308 and 601 of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney-Advisor